UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of December, 2012

Commission File Number: 333-13302

ETABLISSEMENTS DELHAIZE FRÈRES

ET CIE “LE LION” (GROUPE DELHAIZE)

(Exact name of registrant as specified in its charter)*

DELHAIZE BROTHERS AND CO.

“THE LION” (DELHAIZE GROUP)

(Translation of registrant’s name into English)*

SQUARE MARIE CURIE 40

1070 BRUSSELS, BELGIUM

(Address of principal executive offices)

*	The registrant’s charter (articles of association) specifies the registrant’s name in French, Dutch and English.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Regulated Information

Disclosure Made According to

the Requirements of Belgian Law

December 27, 2012 – 8:00 am CET

CAPITAL STRUCTURE DISCLOSURE MADE ACCORDING TO

THE REQUIREMENTS OF BELGIAN LAW

BRUSSELS, Belgium, December 27, 2012 – Delhaize Group (Euronext Brussels: DELB – NYSE: DEG), the Belgian international food retailer, discloses the information required under article 15, § 1 and 18, § 1 of the Law of May 2, 2007 regarding the disclosure of major shareholdings in listed companies following a capital increase resulting from the exercise of subscription rights by employees.

Information as of December 19, 2012:

•	Total outstanding capital: € 50 960 749.00

•	Total number of outstanding ordinary shares: 101 892 190

•	Total number of outstanding subscription rights (each right entitles the holder to subscribe to one new ordinary share): 3 588 813

Pursuant to Delhaize Group’s Articles of Association, the threshold as from which a shareholding needs to be disclosed has been set at 3%.

Notifications of important shareholdings to be made according to the Law of May 2, 2007 or Delhaize Group’s Articles of Association should be sent to investor@delhaizegroup.com.

» Delhaize Group

Delhaize Group is a Belgian international food retailer present in eleven countries on three continents. At the end of the third quarter of 2012, Delhaize Group’s sales network consisted of 3 388 stores. In 2011, Delhaize Group posted €21.1 billion ($ 29.4 billion) in revenues and €475 million ($661 million) in net profit (Group share). At the end of June 2012, Delhaize Group employed approximately 158 000 people. Delhaize Group’s stock is listed on NYSE Euronext Brussels (DELB) and the New York Stock Exchange (DEG). This press release is available in English, French and Dutch. You can also find it on the website http://www.delhaizegroup.com. Questions can be sent to investor@delhaizegroup.com.

» Contacts

Investor Relations: +32 2 412 21 51

Media Relations: +32 2 412 86 69

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ETABLISSEMENTS DELHAIZE FRÈRES ET CIE “LE LION” (GROUPE DELHAIZE)

Date:	December 28, 2012	By:	/s/ G. Linn Evans
G. Linn Evans
Senior Vice President